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PB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING 12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
     WHARTON CAPITAL MARKETS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

545 MADISON AVENUE
(No. and Street)

NEW YORK, N.Y.   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     GEORGI A. MICHELE   (212) 243-7802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____HOWARD KERKER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____WHARTON CAPITAL MARKETS, LLC_____ , as of _____DECEMBER 31_____ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COURTNEY P. KERKER
Notary Public, State of New York
No. 02KE6089366
Qualified in New York County
Term Expires March 24, 2007

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON CAPITAL MARKETS, LLC

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2004

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Members of

WHARTON CAPITAL MARKETS, LLC

I have audited the accompanying statement of financial condition of Wharton Capital Markets, LLC as of December 31, 2004, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wharton Capital Markets, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 24, 2005

Arnold G. Greene

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:

Cash	$ 8,435
Investments at market	25,159
Total assets	**$ 33,594**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:

Accrued expenses payable		$ 8,198
Total liabilities		**8,198**

Members' capital:

Members' capital	$ 25,396	
Total Members' capital		**25,396**
Total liabilities and members' capital		**$ 33,594**

See notes to financial statements.

2

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:

Fee income		$ 103,676
Investment income		1,534
Interest income		224
Total revenue		**105,434**

Expenses:

Employee compensation	$ 29,539	
Registrations and assessments	1,265	
Professional fees	16,959	
Administrative services	25,000	
Rent	25,000	
Consulting fees	6,945	
Other expenses	5,621	
Total expenses		**110,329**

Income (loss) before federal income tax	(4,895)
Less: Federal income tax	-0-
Net income (loss)	**($ 4,895)**

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:

Capital contributed		$ 15,000
Total resources provided		**15,000**

Resources applied:

Net loss	$ 4,895	
Decrease in accrued expenses	15,723	
Distributions	40,000	
Increase in investments	1,534	
Total resources applied		**62,152**

Decrease	(47,152)
Cash - January 1, 2004	55,587
Cash - December 31, 2004	$ 8,435

See notes to financial statements.

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Members' capital, January 1, 2004	$ 55,291
Add: Capital contributed	15,000
Less: Net loss	(4,895)
: Distributions	(40,000)
Members' capital, December 31, 2004	**$ 25,396**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2004	**$ -0-**

See notes to financial statements.

5

WHARTON CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. ORGANIZATION:

Wharton Capital Markets, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents – The Company defines cash and cash equivalents as cash and short-term highly liquid investments having original maturities of 90 days or less. All cash is on deposit with a major money center bank.

Use of Estimates – The preparation of the statement of financial condition is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investments – Investments are carried at fair value and consist of common stock in the NASDAQ Stock Market, Inc.

6

Notes to financial statements continues-

Income taxes – The Company is treated as a partnership for federal and state tax purposes, as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosure About Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair or contracted amounts, which approximate fair value.

4. RELATED PARTIES

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP"). The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as a stand-alone entity.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $21,976, which as $16,976 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1. In January 2005, the Company filed Part IIA of (unaudited) and reported net capital of $25,673. The difference of $3,697 is due to various accruals and reclassification is made during the audit.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Members' capital			$ 25,396
Less: non-allowable assets			-0-
Net capital before haircuts			25,396
Less: haircuts on securities: (15% of $22,440)	3,366		
(2% of $ 2,719)	54		(3,420)
Net capital			**21,976**

Greater of:

Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $8,198)	$ 280	5,000
Excess net capital		**$ 16,976**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 8,198
Percentage of aggregate indebtedness to net capital	37%

See notes to financial statements.

8

WHARTON CAPITAL MARKETS, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2004

Net Capital per company's unaudited X-17A-5,
    Part IIA Filing (Focus Report) $25,673

    Less: Audit Adjustments   (3,697)

Net capital per audited report, December 31, 2004   **$21,976**

The differences relate primarily to the accrual for professional fees.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Members' of

WHARTON CAPITAL MARKETS, LLC

I have examined the financial statements of Wharton Capital Markets, LLC for the year ended December 31, 2004 and have issued my report thereon dated February 24, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

10

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 24, 2005

11

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT